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                                                                      EXHIBIT 5


           [AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P. LETTERHEAD]


                                 April 17, 1996


AMRE, Inc.
8585 N. Stemmons Freeway
South Tower
Dallas, Texas  75247-3805

Gentlemen:

         We have acted as legal counsel to AMRE, Inc., a Delaware corporation (the "COMPANY"), in connection with the proposed merger between AMRE - Congressional Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("MERGER SUB") and Congressional Construction Corporation, Inc., a Virginia corporation ("CONGRESSIONAL"), whereby the Company will issue approximately 900,000 shares of common stock of the Company, par value $.01 per share (the "COMMON STOCK"), in exchange for all of the outstanding shares of: (i) Congressional common stock, par value $1.00 per share (the "CONGRESSIONAL COMMON STOCK"), and (ii) Congressional Convertible Preferred Stock, no par value ("CONGRESSIONAL PREFERRED STOCK"), Congressional will be merged with Merger Sub pursuant to the terms of an Agreement and Plan of Merger dated as of December 31, 1995, as amended (the "MERGER AGREEMENT"), by and between the Company, Merger Sub, Congressional and the shareholders of Congressional that are signatories thereto for the limited purposes set forth therein.

         We have, as counsel to the Company, examined originals or photostatic, certified or conformed copies of all such agreements, documents, instruments, corporate records, certificates of public officials, public records and certificates of officers of the Company as we have deemed necessary, relevant or appropriate to enable us to render the opinions stated below. In rendering such opinions, we have assumed the genuineness of all signatures and the authenticity of all documents examined by us. As to various questions of fact material to such opinions, we have relied upon representations of the Company.

         Based upon such examination and representations, we advise you that, subject to approval by a majority of the stockholders of the Company of an amendment to the Company's certificate of incorporation to increase the number of authorized shares of the Company, in our opinion:

         1. The shares of Common Stock which are to be issued to the shareholders of Congressional, as contemplated by the Merger Agreement, have been duly and validly authorized by the Company.
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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

AMRE, Inc.
April 16, 1996
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         2.      The shares of Common Stock which are to be issued and
                 delivered by the Company to the Congressional shareholders will be validly issued, and upon receipt by the exchange agent of certificates representing shares of Congressional Common Stock and Congressional Preferred Stock as contemplated in the Merger Agreement, fully paid and non-assessable.

         We consent to the filing of this opinion as Exhibit 5 to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the Proxy Statement/Prospectus contained therein.


                                       Sincerely,


                                       AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.